UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

COMMISSION FILE NUMBER 001-38455

MorphoSys AG

Semmelweisstrasse 7
82152 Planegg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 5, 2023, MorphoSys AG (the “Company”) published Monjuvi U.S. Net Product Sales, Provides 2023 Financial Guidance and Reduces Financial Liability.

Exhibits

99.1    Ad hoc: MorphoSys AG Reports Preliminary 2022 Monjuvi U.S. Net Product Sales, Provides 2023 Financial Guidance and Reduces Financial Liability
99.2    MorphoSys Reports Preliminary 2022 Monjuvi U.S. Net Product Sales, Provides 2023 Financial Guidance and Reduces Financial Liability

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    MORPHOSYS AG (Registrant)

Date: January 5, 2023    By:    /s/ i.A. Kristina Grötsch
        Name: Kristina Grötsch
        Title:    Senior Specialist Investor Relation

    By:    /s/ i.A. Isabelle Degbegni
        Name: Isabelle Degbegni
        Title:    Director Investor Relations